Exhibit 99.1

News Release

For immediate release
Calgary, Alberta
May 19, 2011

TSX: OPC

OPTI Canada Updates Long Lake Production

Concurrent with a press release issued today by its joint venture partner, OPTI Canada Inc. (OPTI) announces that recent bitumen production at the Long Lake Project is averaging approximately 28,300 barrels per day (bbl/d) (9,900 bbl/d net to OPTI).

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, plans for approximately 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information relating to our Company, including our Annual Information Form, can be found at www.sedar.com.

For further information please contact:

Krista Ostapovich, Investor Relations	OPTI Canada Inc.
(403) 218-4705	Suite 1600, 555 – 4th Avenue SW
ir@opticanada.com	Calgary, Alberta, Canada T2P 3E7
(403) 249-9425